Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

January 11, 2022

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:        CORPHOUSING GROUP INC.

Draft Registration Statement on Form S-1

Submitted December 6, 2021

CIK No.: 0001893311

Ladies and Gentlemen:

On behalf of CorpHousing Group Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated January 5, 2022, relating to the above-captioned Draft Registration Statement (“Registration Statement”). Captions and page references herein correspond to those set forth in amended filing of the Registration Statement, a copy of which has been marked with the changes from the prior draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Draft Registration Statement on Form S-1 Prospectus Summary, page 5

1.	Please identify the certain non-U.S. cities which you are evaluating for the launch of your first commercial international operations.

Please see page 5 of the newly filed Registration Statement in which we note that the two cities we are currently evaluating are London and Paris.

Risks related to our Business

The Covid-19 Pandemic…, page 12

2.	Please provide expanded quantified disclosure in this risk factor and in your Management’s Discussion and Analysis disclosure of the specific impact of Covid-19 on your revenue and operations including, for example, the impact of refunds and allowances and the value of booking cancellations and the additional loan obligations incurred by you.

Please see the expanded and quantified disclosures added to the fifth paragraph of the risk factor on page 13 of the newly filed Registration Statement entitled “The COVID-19 pandemic and the impact of actions to mitigate the pandemic have materially adversely impacted…” and the expanded and quantified disclosures added to Management’s Discussion and Analysis at pages 49 and 50 under the heading “COVID-19’s Business Impact.”

Securities and Exchange Commission

January 11, 2022

Use of Proceeds, page 39

3.	We note that your debt includes short-term merchant cash advances totaling $1,207,058 bearing interest at a blended rate of 50% with an outside due date of March 1, 2022, and additional SBA debt totaling $815,183, bearing interest at an annual rate of 1% and maturing in May 2022. Please state clearly whether you intend to repay all or a portion of these loans with the proceeds of this offering. Otherwise, tell us how you plan to repay these loans at maturity. Refer to Instruction 4 to Item 504 of Regulation S-K.

We have added clarifying disclosures to page 41 of the newly filed Registration Statement to note the cited indebtedness and the Company’s plans for repayment of same.

Results of Operations, page 47

4.	We note your references here and elsewhere to your occupancy and RevPAR rates. Please quantify your historic occupancy rates as a percentage since inception and the impact on those rates of the COVID-19 pandemic. Provide similar disclosure regarding your RevPAR rates, including the reasons for the changes in RevPAR for the periods presented.

We have added disclosures quantifying changes in occupancy rates and RevPAR and added qualitative and quantitative explanations of same Management’s Discussion and Analysis at pages 49 and 50 under the heading “COVID-19’s Business Impact.”

5.	Given the various locations of your properties, to the extent material, please discuss the geographic distribution of your revenues and expenses.

Please see page 52 of Management’s Discussion and Analysis under “Revenue and Expense by City” for the geographic breakdowns of revenue and expense by each city for 2019, 2020 and 2021.

Securities and Exchange Commission

January 11, 2022

6.	Please note your disclosure of the increases in the components of cost of revenue for the periods presented. Please quantify the percentage increases for such expenses and explain the reasons for the increases whether due to increased unit rentals or other factors.

We have revised the disclosure and added quantitate information regarding components of cost of revenue and increases therein. Please see revised language in the newly filed Registration Statement under at page 53 under “Cost of Revenue” and page 54 under “Cost of Revenue.”

Liquidity and Capital Resources, page 49

7.	We note your disclosure that you believe your Refunds and Allowances of $7.35 million for the nine months ended September 30, 2021 to be non-ordinary course expenses, yet it appears that you have Refunds and Allowances expense in each financial statement period presented. Please tell us why you believe that refunds and allowance will not be expected in future periods, or revise your disclosure in future filings to clarify and ensure your disclosure is not misleading.

We have revised the disclosure on page 56 of the newly filed Registration Statement to quantify and explain the differences between our pre-Covid and Covid pandemic related refunds and allowance rates and costs. We also provide an explanation as to why we believe these rates and costs will normalize to pre-Covid metrics over time.

Cost Per Unit Acquired and Managed, page 63

8.	Please tell us how you determined cost per unit for you and your competitors as set forth in the chart in this section. To the extent you relied on public third party materials please identify the sources of such information.

This information is derived from publicly available sources. We have added cites to these sources on page 70 of the newly filed Registration Statement.

Unit Portfolios and Profitability Points, page 64

9.	Please describe the location and character of the principal properties you hold. In each case describe the material terms of the leases or contracts governing those properties. Also, describe the variety of accommodations you offer. Describe the extent to which you or third parties are responsible for maintenance and other significant obligations related to your leased properties.

We have added disclosure regarding the type of buildings in which we lease our units, the general terms under which we lease these properties, including maintenance and other obligations the Company has with respect thereto. Please see pages 72 of the newly filed Registration Statement. The Company believes the disclosure is meaningful to potential investors without compromising its future ability to negotiate leases in the ordinary course of busines.

Securities and Exchange Commission

January 11, 2022

Executive Compensation, page 81

10.	Please update your disclosure to include executive compensation for the most recently completed fiscal year ended December 31, 2021. See Item 402 of Regulation S-K.

Please note that all relevant executive compensation has been updated. Please see pages 89 and 90 of the newly filed Registration Statement.

Director Compensation, page 82

11.	Please revise to address whether any director’s compensation has been paid through December 31, 2021.

None has been paid to date and clarifying disclosure regarding same has been added to this section. Please see page 91 of the newly filed Registration Statement.

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If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Brian L. Ross

Brian L. Ross

cc:	Brian Ferdinand